STATEMENT RE COMPUTATION
                              OF PER SHARE EARNINGS
                                   EXHIBIT 11


                                  THIRTEEN WEEKS ENDED
                                 -----------------------
                                   MAY 30,     MAY 31,
                                     1998        1997
                                     (in thousands)

Average shares outstanding          17,835      17,694

Net effect of dilutive stock
  options based on the
  treasury stock method using
  average market price                 109          33

Total                               17,944      17,727
                                   =======     =======
Net income available to
  common shares                    $ 5,309     $ 4,675
                                   =======     =======

Earnings per share                 $  0.30     $  0.26
                                   =======     =======